Kiwa Bio-Tech Products Group Corporation

3200 Guasti Road, Suite #100

Ontario, CA 91761

March 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik

Re: Kiwa Bio-Tech Products Group Corporation
Preliminary Information Statement on Schedule 14C
File No. 000-33167
Filed on March 18, 2020, as amended

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 23, 2020 addressed to Wade Li, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Preliminary Information Statement on Schedule 14C.

The Company has replied below with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The Company has amended the Preliminary Information Statement on Schedule 14C consistent with this response.

General

1.	We note that you have obtained the consent of 75% of shareholders to increase the number of authorized shares of common stock. Please revise your disclosure to state whether you have plans, proposals or arrangements to issue any of the additional shares. In that regard, we note your Form 8-K filed February 13, 2020 regarding the issuance of convertible promissory notes on February 5, 2020. If you have plans to issue the newly authorized shares of common stock in connection with the conversion of promissory notes or any other plans for the issuance of such shares, please provide the information required by Item 11 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

COMPANY RESPONSE:

The Company has substantially revised its disclosure to detail the rationale for the increase in authorized capital including a detailed analysis of shares issuable pursuant to its presently outstanding convertible debt and Preferred Stock and availability of shares with respect to its current authorized capital. We have also stated that the Company has no present plans for the use of the additional authorized capital for any specific financing or capital raise or for any identified acquisition potential. We believe that our disclosure is consistent with all applicable authority and regulatory guidance.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KIWA BIO-TECH PRODUCTS GROUP CORPORATION

By:	/S/ Wade Li
Wade Li
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.